February 2, 2006

Room 3561

Mr. Charles W. McGuire, Esq.
Director
HMB Acceptance Corp.
2002 Summit Blvd., Suite 100
Atlanta, GA 30319

	Re:	HMB Acceptance Corp.
		Registration Statement on Form S-3
		Filed November 4, 2005
		File No. 333-129452

Dear Mr. McGuire:

      We have reviewed your responses to the comments in our letter dated November 29, 2005 and have the following additional comments.
Please note that all page references below correspond to the marked version of your filing provided by counsel.

Registration Statement on Form S-3

General

1. We note your response to comment 3 of our letter dated November 29, 2005, which indicates that the depositor and any issuing entity previously established by the depositor have been current with Exchange Act reporting during the 12 months preceding December 2005.
However, as your registration statement was filed on November 4, 2005, please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor was current and timely with Exchange
Act reporting during the twelve months immediately preceding the initial filing date of the registration statement. See General Instruction I.A.4 of Form S-3.

2. While we note the revisions you have made in response to comment 4 of our letter dated November 29, 2005, it appears that you still refer to the inclusion of asset-backed securities as part of a pool of assets on the cover page of the base prospectus and in the second bullet-point on page 28. Please revise to delete such references or advise.


Base Prospectus

The Trusts and the Trust Assets

Mortgage Loans, page 29

3. We note the list of indices you have provided in response to comment 7 of our letter dated November 29, 2005. Please provide a similar list of indices on which interest rates on the asset-backed securities may be based or, if such indices are the same or similar to those you have already provided, include an appropriate cross-reference under "Payments on the Securities." If similar, confirm that in any case they will be indices that reflect payments of interest based on debt transactions and not based on a securities or commodities index.

The Securities

Other Purchases or Redemption, page 57

4. We note that, if specified in the prospectus supplement for a series, any class of securities in the series may be subject to redemption, in whole or in part, at the request of the holders of that class. Please note that we have referred this section to the Division of Investment Management for possible comment.

Credit Enhancement

Derivative Instruments, page 66

5. We note that your response to comment 7 of our letter dated November 29, 2005 references a credit default swap as an example of a synthetic exposure and confirms that no offering contemplated by the
registration statement will be structured in a manner intended to achieve a synthetic exposure not permitted under the definition of an asset-backed security. However, it appears from page 66 that you have added market value and credit default swaps as derivative instruments that may be included in a trust. Please delete. Alternatively, please explain how these derivative instruments would meet the definition of an asset backed security or revise as appropriate. Refer to Section III.A.2.a of SEC Release No. 33-8518
and Item 1115 of Regulation AB.


*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact Sara Kalin at (202) 551-3454. If you need further assistance, you may contact me at (202) 551-3750.

								Sincerely,


								Max A. Webb
								Assistant Director

cc:	Via Facsimile (202) 775-8586
	Mr. Edward E. Gainor, Esq.
	McKee Nelson LLP
	Telephone: (202) 775-4137


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Mr. Charles McGuire
HMB Acceptance Corp.
February 2, 2006
Page 1